July 22, 2008
VIA EDGAR AND BY COURIER
Mr. Larry Green
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 0123

Re:	Prospect Capital Corporation Registration Statement on Form N-2 Post-Effective Amendment No. 8 Filed on July 2, 2008 File Number 333-143819
Dear Mr. Green,
On behalf of our client, Prospect Capital Corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Investment Management of the Securities and Exchange Commission (the “Staff”), received by telephone on July 17, 2008, with respect to Post-Effective Amendment No. 8 (“Amendment No. 8”) to the Registration Statement (the “Registration Statement”) on Form N-2 (Registration No. 333-143819) filed by the Company on July 2, 2008.
Pursuant to a conversation between the Company and Mr. Larry Green on July 21, 2008 (the “July 21 Teleconference”), the Company will include the requested change discussed under Response No. 2 below in the prospectus the Company intends to file pursuant to Rule 497 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) after Amendment No. 8 is declared effective. Unless otherwise indicated, page references in the description of the Staff’s comments and the Company’s responses refer to Amendment No. 8.
General
1.	In addition to Response No. 2 contained in your response letter dated July 2, 2008, please confirm that other than updates relating to financial information there have been no material changes in the post-effective amendment.

In response to this Comment, we confirm to the Staff that other than updates to financial information and updates made in compliance with Section 10(a)(3) of the Securities Act, there are no material changes included in Amendment No. 8.
Risk Factors
Regulations governing our operation as a business development company affect our ability to raise, and the way in which we raise, additional capital, page 12 - 13

Mr. Larry Green
Securities and Exchange Commission

July 22, 2008
2.	Please revise the second paragraph of this Risk Factor beginning with the words “As a business development company regulated under provisions of the Investment Company Act of 1940, as amended (the “1940 Act”),” to clarify that this paragraph does not refer to the Company specifically, but is included to provide a brief, general overview of certain limitations imposed on any business development company’s ability to issue securities under the 1940 Act.

In response to this Comment, as described above, we will include the requested disclosure in the second paragraph under “Risk Factors—Risks Relating To Our Business And Structure—Regulations governing our operation as a business development company affect our ability to raise, and the way in which we raise, additional capital” on page 13, to reflect that the discussion in this paragraph refers to business development companies generally and not the Company specifically, in the prospectus the Company will file under Rule 497 promulgated under the Securities Act. The relevant disclosure will be revised to:
Business development companies regulated under provisions of the 1940 Act, are not generally able to issue and sell common stock at a price below the current NAV per share of such common stock. A business development company may, however, sell its common stock, or warrants, options or rights to acquire the business development company’s common stock, at a price below the current NAV of its common stock in a rights offering to stockholders or if (I) the business development company’s board of directors determines that such sale is in the business development company’s and its stockholders’ best interests, (2) the stockholders approve the sale of the common stock at a price that is less than the current NAV, and (3) the price at which the common stock is to be issued and sold may not be less than a price which, in the determination of the board of directors, closely approximates the market value of these securities (less any sales load).
Part C—Other Information, page 6
3.	Please revise the disclosure to include an undertaking that you will file a post-effective amendment pursuant to Section 8(c) of the Securities Act in connection with any offering of your securities below net asset value.

In response to this Comment, as discussed during the July 21 Teleconference, the Company hereby undertakes to file a post-effective amendment pursuant to Section 8(c) of the Securities Act prior to any offering by the Company of its common stock below net asset value instead of revising the Undertakings section contained in Part C of the Registration Statement.

In addition, to the extent the Company files another post-effective amendment for the purpose of a material update to the Registration Statement or files a new registration statement on Form N-2, the Company will include a similar undertaking in Part C, Item 34 of such Form N-2.

Mr. Larry Green
Securities and Exchange Commission

July 22, 2008
4.	Please revise the disclosure to include an undertaking that you will file a post-effective amendment pursuant to Section 8(c) of the Securities Act in connection with any offering of warrants.

In response to this Comment, as discussed during the July 21 Teleconference, the Company hereby undertakes to file a post-effective amendment pursuant to Section 8(c) of the Securities Act prior to any offering by the Company of warrants instead of revising the Undertakings section contained in Part C of the Registration Statement.

In addition, to the extent the Company files another post-effective amendment for the purpose of a material update to the Registration Statement or files a new registration statement on Form N-2, the Company will include a similar undertaking in Part C, Item 34 of such Form N-2.
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We respectfully request that additional comments, if any, in connection with the subject filing be directed to Clifford Chance US LLP, Attention: Leonard B. Mackey, Jr., Esq. or Andrew S. Epstein, Esq., 31 West 52nd Street, New York, New York 10019, facsimile (212) 878-8375.
Very truly yours,
/s/ Andrew S. Epstein
Andrew S. Epstein

cc:	John F. Barry III M. Grier Eliasek Brian Oswald Simon Marom, Esq. Leonard B. Mackey, Jr., Esq.